[MILLER & MARTIN PLLC LETTERHEAD]


                                  April 7, 2006

Via Federal Express
-------------------

Mr. Jonathan E. Gottlieb
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549-4561

         Re:    Cornerstone Ministries Investments, Inc. -
                Registration Statement on Form SB-2 (File No. 333-131861)

Dear Mr. Gottlieb:

     Enclosed please find four clean and four marked copies of the captioned issuer's first pre-effective amendment to its Form SB-2. In addition to edits made in response to Mark Webb's March 15, 2006 letter, we have also updated the financial statements and the Management's Discussion and Analysis section to cover the year ended December 31, 2005.

     With respect to Mr. Webb's March 15, 2006 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.

General
-------

1.   Please file the Form T-1 (Exhibit 25) in the next amendment.

Answer:  A Form T-1 has been included as Exhibit 25 with this filing.

2. Throughout the document you claim to lend to "churches and other nonprofit faith-based schools, senior housing, affordable housing and daycare facilities." Please revise this language to list the borrowers in order of the amounts of the loans, so that churches is last and related parties is first.

Answer: We have revised the language where appropriate to list the borrowers in the order of the amounts of current loans outstanding.

3. The statement that less than 2% of your assets is loaned to non-profits does not appear to be correct. Please revise or advise.

Answer: This statement is not correct. It used to be the case that less than 2% of the company's assets were loans to for-profit entities, but this is no longer true. The prospectus has been updated accordingly. In general, we have updated the prospectus to add audited financial statements as of and for the year ended December 31, 2005. We have also updated the Management's Discussion and Analysis section to cover this period.

Jonathan E. Gottlieb
April 17, 2006
Page 2


4. Currently you use different size typefaces. Please revise so that no type is smaller than the one used on the first page of the Summary.

Answer: The prospectus has been revised to make sure that no type is smaller than the type on the first page of the Summary.

5. Please confirm to the staff that you filed T-1s for each of your prior public offerings, and indicate where they are to be found.

Answer: The company's offering of Series A securities was made under the exemption provided by Regulation A. The company's prior registered offerings, therefore, consist of Series B, C, D, E and F securities. The Form T-1 for the company's Series B securities was filed as Exhibit 25 to the company's pre-effective Amendment No. 2 to Form SB-2 filed with the SEC on August 26, 2000 (File No. 333-93475). The Form T-1 for the company's Series C securities was filed as Exhibit 25 to the company's Form SB-2 filed with the SEC on September 28, 2001 (File No. 333-70474). The Form T-1 for the company's Series D securities was filed as Exhibit 25 to the company's Form SB-2 filed with the SEC on June 28, 2002 (File No. 333-91564). The Form T-1 for the company's Series E securities was filed as Exhibit 25 to the company's Form SB-2 filed with the SEC on April 29, 2003 (File No. 333-104810). No Form T-1 was filed for the company's Series F certificates. My firm did not represent the company in its prior offerings, but the company's prior counsel concluded that no Form T-1 was needed in that filing because the Series F securities were being offered under an indenture that became qualified on March 26, 2004, when the registration statement for the company's Series E securities became effective. In other words, the company took the position that no further Form T-1 would be required for further registration of securities under the same qualified indenture.

Facing Page of the Registration Statement
-----------------------------------------

6. Please revise the table for calculation of the registration fee to distinguish

     o the amount of 8.25 percent five year bonds that you are offering as well as the offering price and fee; and

     o the amount of graduated rate bonds that you are offering as well as the offering price and fee.

Answer: We have revised the facing page of the registration statement by adding a footnote explaining that company's intention that the aggregate amount of Series G bonds, which is $60 million, will be divided between the two types of bonds based on investor election. Specifically, each investor who purchases bonds will have the opportunity to select which type of bond they desire at the time of purchase. The company will not issue more than a total of $60 million in Series G bonds, however, regardless of the investor elections.

Jonathan E. Gottlieb
April 17, 2006
Page 3


Cover Page
----------


7.   Please revise to comply with Item 501(a)(2) by disclosing

     o    the amount of 8.25 percent five year bonds that you are offering; and

     o    the amount of graduate rate bonds that you are offering;

     o    the interest rates on the graduated bonds.

Answer: We have revised the cover page of the prospectus to include the requested disclosures in light of the company's intent as described in our response to comment 7 above.

8. Please revise your reference to the risk factors in which you state the "investing in our securities involves risks, including the risks that we have described in "Risk Factors." The Risk Factor section should disclose all risks that you believe are material at this time.

Answer: We have revised the reference to remove the suggestion that the risks described in the Risk Factors section include some but not all of the material risks.

9. Please remove from the cover page any information not required by our rules to be on the cover page.

Answer: We have revised the cover page to remove any information that is not required by Item 501 of Regulation S-B.

Prospectus Summary, page 1
--------------------------

10.  Please revise the first paragraph as follows:

     o correct the aggregate amount of real estate loans and joint venture investments which should be $138.4 million rather than $38.4 million; and

     o revise the third paragraph to indicate the fees paid to Cornerstone Capital.

Answer: The aggregate amount of real estate loans and joint venture investments has been updated for the December 31, 2005 figure. We have revised the first paragraph to identify Cornerstone Capital Advisors as the company's advisor and have indicated the fees paid to the advisor in the last paragraph under Prospectus Summary - Our Business.

Risk Factors, page 3
--------------------

11. Some of your risk factors state that you cannot give assurance of a given outcome when the risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate such language.

Answer:  We have revised the Risk Factors section to eliminate such language.

12. Please revise your risk factor, on page 6, relating to your alleged violations as follows:

Jonathan E. Gottlieb
April 17, 2006
Page 4


     o explain that the allegation is that you failed to register securities that you offered and sold in those jurisdictions and that you misrepresented the fact that the securities were approved for listing on the Chicago Stock Exchange and that your defense is that you qualified for an exemption because the securities were approved for listing on the Chicago Stock Exchange;

     o disclose that some states that have prohibited you from selling bonds and/or stock in their jurisdiction and disclose the names of such states; and

     o    discuss the risk that you may face other proceeding from other states.

Answer:  We have revised the risk factor as requested.

13. Please revise your risk factor, on page 7, relating to Cornerstone to focus on the conflict of interest of your two officers and directors who also control Cornerstone Capital Advisors.

Answer: The risk factor has been revised to focus on the conflict of interests faced by the company's two officers.

Determination of Offering Price
-------------------------------

14.  Please provide the information required by Item 5 of Form SB-2.

Answer: We have expanded the discussion under the section entitled "Plan of Distribution" to address the factors that the Board considered in setting the offering price for the common stock.

Facilities, page 32
-------------------

15. Please explain how you use the 4,400 square foot office building since you do not have any employees and have retained the services of Cornerstone. Please disclose whether or not you charge rent to Cornerstone to use the building and whether this is at a market rate.

Answer: We have revised the prospectus to disclose that the office building is leased to Cornerstone Capital Advisors for $5,000 per month. We have also made reference to this lease under the heading "Certain
         Transactions with our Affiliates." A description of the lease was included in Note 3 to the audit financial statements for the year ended December 31, 2005.

Legal Proceedings, page 33
--------------------------

16.  Please describe the status of all, not "some," of state regulator actions.

Answer: The status of all state regulator actions is described. We have removed the reference to "some."

Jonathan E. Gottlieb
April 17, 2006
Page 5


Executive Compensation, page 37
-------------------------------

17. Please comply with Item 402(b) of Regulation S-B by providing a table with all of the requisite columns.

Answer: The summary compensation table with all the requisite columns has been provided. We have also updated the table to cover 2005 compensation.

Certain Transactions with our Affiliates, page 38
-------------------------------------------------

18. Please disclosed whether Mr. Brooks and Ottinger are directors and/or shareholders of Cornerstone Capital Advisors. Please disclose information on transactions with Wellbrook Properties, Wellstone Retirement Communities, and Wellstone Housing LLC pursuant to Item 404. See, for example, Telephone Interpretation I.29.

Answer: We have disclosed that Messrs. Brooks and Ottinger are directors but not shareholders of Cornerstone Capital Advisors. We have also expanded the discussion to cover relationships with Wellbrook Properties and Wellstone Retirement Communities. I have confirmed with the company that neither it nor Cornerstone Capital Advisors has any relationships with Wellstone Housing (other than an arms'-length lending relationship), so we have not discussed Wellstone Housing under this caption.

Description of Securities, page 39
----------------------------------

19. Please provide the staff with information about the results of the 2002 offering, in particular, the dollar amount of the graduated notes that were sold, the dollar amount of the 5 year certificates that were sold, and the dollar amount of the Access Certificates that have been sold. Please note that whenever anyone added to the initial certificate amount, that addition was a security requiring registration.

Answer: The total amount of debt securities sold by the company in 2002 was $47,025,164. Of this total, $4,822,203 represented sales of graduated notes, $39,121,862 represented sales of five-year certificates, and $3,081,099 represented sales of access certificates.

Available Information, page 44
------------------------------

20.  Please state the correct address of the SEC.

Answer:  We have revised the document to state the correct address of the SEC.

Note 19 - Major Customers
-------------------------

21. Please tell us how Cornerstone Capital Advisors relates to each of the major customers cited in this footnote, as well as any customers with loans exceeding 10% of the portfolio.

Jonathan E. Gottlieb
April 17, 2006
Page 6


Answer: Cornerstone Capital Advisors has no relationships with either Sage Living Centers or Wellstone Housing. Cornerstone Capital Advisors borrowed approximately $600,000 from Senior Housing Services in 2004 at an interest rate equal to 10%. Other than this loan, on which all payments are current, no other relationships exist between Cornerstone Capital Advisors and Senior Housing Services. As disclosed in Note 3 to the audited financial statements, Cornerstone Capital Advisors has an advisory agreement with Wellstone Retirement Communities I, LLC that is similar in scope to the advisory agreement Cornerstone Ministries Investments has with Cornerstone Capital Advisors. Other than its advisory agreement, Cornerstone Capital Advisors has no relationship with Wellstone Retirement Communities I, LLC.

22. For each customer, tell us how you applied the guidance in FAS 57 to provide related parties disclosures on the face of the financial statements and the footnotes.

Answer: Attached as Schedule 1 to this letter is a matrix prepared by the company that outlines the analysis made by it in applying the guidance in FAS 57 to provide related party disclosures on the face of the financial statements and the footnotes. The Company believes that its relationship with Wellstone Retirement Communities I, LLC is properly disclosed in the prospectus, including in Note 3 to the audited financials.

     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form SB-2 or the responses contained in this letter. Again, we look forward to working with you during the review process.

                                             Sincerely,



                                             /s/ Michael P. Marshall, Jr.
                                             ----------------------------
                                             Michael P. Marshall, Jr.
MPMjr:eh
Enclosures
cc:    John T. Ottinger

Jonathan E. Gottlieb
April 17, 2006
Page 7

                                                        SCHEDULE 1

                                                                                                              Wellstone
                                                       Senior Housing                       Wellstone         Retirement
                         Question                         Services            Sage           Housing         Communities
                         --------                         --------            ----           -------         -----------
1)      Does Cornerstone Ministries Investments,
        Inc. have any ownership positions in its
        major customers?
                                                             No                No              No                 No
2)      Do the major customers have any ownership
        positions in Cornerstone Ministries
        Investments?                                         No                No              No                 No

3)      Does Cornerstone Ministries Investments
        and its major customers have any common
        board members or managers (including                 No                No              No                Yes
        immediate family members)?

4)      Are Cornerstone and its major customers              No                No              No                Yes
        considered affiliates as defined?